FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

AGRICULTURAL OPERATIONS ESTIMATES CROP 2018/2019

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), leader in Brazil in the acquisition, development and sale of rural properties with high potential for appreciation, informs its shareholders and the market in general the follow up for the estimates of the agricultural operations for the 2018/2019 harvest year.

Planted area per culture (hectare)

	Crop 17/18	Crop 18/19	Crop 18/19	Change	Change
Culture	realized	estimated	realized
	(A)	(B)	(C)	C/A	C/B
Grains	35.207	66.422	66.903	90,0%	0,7%
Soybean	31.853	52.272	51.843	62,8%	-0,8%
Corn (1st and 2nd crop)	3.354	14.150	15.060	349,0%	6,4%
Sugarcane	31.580	32.659	31.725	0,5%	-2,9%
Pasture	19.787	17.771	17.771	-10,2%	0,0%
Cotton	0	1.579	1.580	n.a.	0,1%
Others	16.280	16.659	16.869	3,6%	1,3%
Total	102.854	135.090	134.848	31,1%	-0,2%

Productivity per culture

			Crop 18/19
	Crop 17/18	Crop 18/19	estimated	Change	Change
Grains (tons)	realized	estimated	until Mar 31st	C/A	C/B
	(A)	(B)	(C)
Soybean	111.123	156.380	150.305	35,3%	-3,9%
Corn - 1st crop	21.220	22.138	19.929	-6,1%	-10,0%
Corn - 2nd crop	1.986	71.896	65.374	n.a.	-9,1%
Cotton	0	6.159	6.162	n.a.	0,0%
Total	134.329	256.573	241.770	80,0%	-5,8%

	Crop 17/18	Crop 18/19	Crop 18/19
Cattle raising	realized	estimated	estimated	Change	Change
	(A)	(B)	until Mar 31st	C/A	C/B
			(C)
Hectares	15.114	13.518	13.351	-11,7%	-1,2%
Number of heads	20.993	22.461	23.636	12,6%	5,2%
Meat production (kg)	2.398.894	2.956.043	2.143.855	-10,6%	-27,5%
Weight gain per day (kg)	0,42	0,51	0,47	11,9%	-7,8%
Weight gain per hectare (kg)	158,72	218,67	160,58	1,2%	-26,6%

	Crop 2018	Crop 2018	Crop 2019
Sugarcane	estimated	Realized	estimated	Change	Change
	(Apr 1st to Nov 30th)	(Apr 1st to Nov 30th)	(Apr 1st to Nov 30th)	B/A	C/B
	(A)	(B)	(C)
Tons harvested	1.845.578	1.763.193	2.164.999	-4,5%	22,8%
Hectares harvested	26.344	25.861	26.510	-1,8%	2,5%
TCH - Harvest tons per hectares	70,06	68,18	81,67	-2,7%	19,8%

Development of Areas

During the 2018/2019 harvest year, we intend to transform approximately 4,000 hectares in Bahia and Paraguay.

Production costs (R$/ha)

	Crop 17/18	Crop 18/19
Culture			Variation
	realized	estimated
Soybean(1)	2.438	2.712	11,2%
Corn - 1st crop(1)	2.432	2.791	14,8%
Corn - 2nd crop	0	1.566	n.a.
Cana-de-açúcar	4.212	5.833	38,5%
Cotton	0	8.307	n.a.
(1) includes area opening amortization

It is noteworthy that the estimates are hypothetical data and do not constitute a promise of performance.

São Paulo, May 7, 2019.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 7, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer